                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                        (Amendment No. 1 to Restatement)

                         NORTH PITTSBURGH SYSTEMS, INC.
                         ------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.15625 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  661564-10-4
                                  -----------
                                 (CUSIP Number)

                  Kirby J. Campbell, Executive Vice President
                                 and Treasurer
                           Armstrong Utilities, Inc.
                              One Armstrong Place
                           Butler, Pennsylvania 16001
                                 (412) 283-0925
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                      None
                                      ----
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13dl(b)(3) or (4), check the following box   [   ].

Check the following box if a fee is being paid with this statement.    [   ]

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Armstrong Utilities, Inc.

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)      X

3)       SEC Use Only

4)       Source of Funds (See Instructions)    WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of organization     Pennsylvania

Number of                   7)     Sole Voting Power                 935,740
Shares
Beneficially                8)     Shared Voting Power
owned by Each
Reporting                   9)     Sole Dispositive Power            935,740
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                      935,740

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)           6.22%

14)      Type of Reporting Person (See Instructions)                    CO

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Armstrong Holdings, Inc.

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)      X

3)       SEC Use Only

4)       Source of Funds (See Instructions)    WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of organization     Delaware

Number of                   7)     Sole Voting Power                 297,996
Shares
Beneficially                8)     Shared Voting Power
owned by Each
Reporting                   9)     Sole Dispositive Power            297,996
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                      297,996

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)           1.98%

14)      Type of Reporting Person (See Instructions)                    CO

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Jay L. Sedwick

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)      X

3)       SEC Use Only

4)       Source of Funds (See Instructions)    PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of organization     USA

Number of                   7)     Sole Voting Power               1,292,536
Shares
Beneficially                8)     Shared Voting Power
owned by Each
Reporting                   9)     Sole Dispositive Power          1,292,536
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                    1,292,536

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)           8.59%

14)      Type of Reporting Person (See Instructions)                    IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Linda L. Sedwick

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)         X

3)       SEC Use Only

4)       Source of Funds (See Instructions)   PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of organization     USA

Number of                   7)       Sole Voting Power
Shares
Beneficially                8)       Shared Voting Power                23,762
owned by Each
Reporting                   9)       Sole Dispositive Power
Person With
                           10)       Shared Dispositive Power           23,762

11)      Aggregate Amount Beneficially owned by Each Reporting Person   23,762

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)           0.16%

14)      Type of Reporting Person (See Instructions)                    IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Kirby J. Campbell

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)         X

3)       SEC Use Only

4)       Source of Funds (See Instructions)   PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of organization     USA

Number of                   7)       Sole Voting Power
Shares
Beneficially                8)       Shared Voting Power               1,279,374
owned by Each
Reporting                   9)       Sole Dispositive Power
Person With
                           10)       Shared Dispositive Power          1,279,374

11)      Aggregate Amount Beneficially owned by Each Reporting Person  1,279,374

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)           8.51%

14)      Type of Reporting Person (See Instructions)                    IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Ellen Kaye Campbell

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)            X

3)       SEC Use Only

4)       Source of Funds (See Instructions)   PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization    USA

Number of                   7)     Sole Voting Power
Shares
Beneficially                8)     Shared Voting Power               10,600
owned by Each
Reporting                   9)     Sole Dispositive Power
Person With
                           10)      Shared Dispositive Power         10,600

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                      10,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) less than   0.1%

14)      Type of Reporting Person (See Instructions)                    IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         William C. Stewart

2)       Check the Appropriate Box if a member of a Group (See Instructions)

         (a)
         (b)            X

3)       SEC Use OnlV

4)       Source of Funds (See Instructions)   PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of organization    USA

Number of                   7)     Sole Voting Power
Shares
Beneficially                8)     Shared Voting Power             1,275,874
owned by Each
Reporting                   9)     Sole Dispositive Power
Person With
                           10)      Shared Dispositive Power       1,275,874

11)      Aggregate Amount Beneficially Owned by Each Reporting Person 1,275,874

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)           8.48%

14)      Type of Reporting Person (See Instructions)                    IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Gay O. Stewart

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)          X

3)       SEC Use Only

4)       Source of Funds (See Instructions)     PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization       USA

Number of                   7)     Sole Voting Power                   5,000
Shares
Beneficially                8)     Shared Voting Power                 7,500
owned by Each
Reporting                   9)     Sole Dispositive Power              5,000
Person With
                           10)      Shared Dispositive Power           7,500

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       12,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) less than   0.1%

14)      Type of Reporting Person (See Instructions)     IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Jud D. Stewart

2)       Check the Appropriate Box if a member of a Group (See Instructions)

         (a)
         (b)           X

3)       SEC Use Only

4)       Source of Funds (See Instructions)   PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization    USA

Number of                   7)     Sole Voting Power                   200
Shares
Beneficially                8)     Shared Voting Power
owned by Each
Reporting                   9)     Sole Dispositive Power              200
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                        200

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)less than       0.1%

14)      Type of Reporting Person (See Instructions)                       IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Sedwick Foundation

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)           X

3)       SEC Use Only

4)       Source of Funds (See Instructions)    OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization     Pennsylvania

Number of                   7)     Sole Voting Power                 34,638
Shares
Beneficially                8)     Shared Voting Power
owned by Each
Reporting                   9)     Sole Dispositive Power            34,638
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                      34,638

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)              0.23%

14)      Type of Reporting Person (See Instructions)                      OO

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Dru A. Sedwick

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)      X

3)       SEC Use Only

4)       Source of Funds (See Instructions)    PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of organization     USA

Number of                   7)     Sole Voting Power                   1,250
Shares
Beneficially                8)     Shared Voting Power             1,233,736
owned by Each
Reporting                   9)     Sole Dispositive Power              1,250
Person With
                           10)      Shared Dispositive Power       1,233,736

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   1,234,986

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)            8.21%

14)      Type of Reporting Person (See Instructions)                    IN

CUSIP No. 66i564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Jay L. Sedwick, Jr.

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)       X

3)       SEC Use Only

4)       Source of Funds (See Instructions)    PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization     USA

Number of                   7)     Sole Voting Power                  1,000
Shares
Beneficially                8)     Shared Voting Power
owned by Each
Reporting                   9)     Sole Dispositive Power             1,000
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       1,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)less than    0.1%

14)      Type of Reporting Person (See Instructions)                    IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Cyd K. Johnston

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions)   PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization    USA

Number of                   7)     Sole Voting Power                  1,250
Shares
Beneficially                8)     Shared Voting Power
owned by Each
Reporting                   9)     Sole Dispositive Power             1,250
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       1,250

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)less than      0.1%

14)      Type of Reporting Person (See Instructions)                     IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Joy L. Moon

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)           X

3)       SEC Use Only

4)       Source of Funds (See Instructions)   PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e)

6)       Citizenship or Place of Organization    USA



Number of                   7)     Sole Voting Power                  1,250
Shares
Beneficially                8)     Shared Voting Power
owned by Each
Reporting                   9)     Sole Dispositive Power             1,250
Person With
                           10)     Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       1,250

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) less than    0.1%

14)      Type of Reporting Person (See Instructions)                      IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Jud L. Sedwick Family Trust No. 2

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)          X

3)       SEC Use Only

4)       Source of Funds (See Instructions)   PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization

Number of                 7)       Sole Voting Power                 400
Shares
Beneficially              8)       Shared Voting Power
Owned by Each
Reporting                 9)       Sole Dispositive Power            400
Person With
                         10)       Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                      400

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) less than     0.1%

14)      Type of Reporting Person (See Instructions)                       OO

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Kim D. Sedwick

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)      X

3)       SEC Use Only

4)       Source of Funds (See Instructions)    PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of organization     USA

Number of                   7)       Sole Voting Power
Shares
Beneficially                8)       Shared Voting Power                  570
Owned by Each
Reporting                   9)       Sole Dispositive Power
Person With
                           10)       Shared Dispositive Power             570

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                           570

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) less than   0.1%

14)      Type of Reporting Person (See Instructions)                    IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Sharon L. Sedwick

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)              X

3)       SEC Use Only

4)       Source of Funds (See Instructions)    PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization     USA

Number of                   7)       Sole Voting Power
Shares
Beneficially                8)       Shared Voting Power                570
Owned by Each
Reporting                   9)       Sole Dispositive Power
Person With
                           10)       Shared Dispositive Power           570

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                         570

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) less than    0.1%

14)      Type of Reporting Person (See Instructions)                      IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Citrus Enterprises, L.P.

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)           X

3)       SEC Use Only

4)       Source of Funds (See Instructions)   PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization     DE

Number of                 7)       Sole Voting Power                  17,762
Shares
Beneficially              8)       Shared Voting Power
Owned by Each
Reporting                 9)       Sole Dispositive Power             17,762
Person With
                         10)       Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                       17,762

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)            0.12%

14)      Type of Reporting Person (See Instructions)                     PN

                             INTRODUCTORY STATEMENT

                  This Amendment No. I to the Restatement of Schedule 13n is being filed by the Reporting Persons identified in Item 2 hereof (collectively, the "Reporting Persons") for the purpose of updating certain information set forth in the Restatement to Schedule 13D.

                  Item 1. SECURITY AND ISSUER.

                  This statement relates to shares of common stock, par value $.15625 per share, of North Pittsburgh Systems, Inc. (the "Issuer"), Gibsonia, Pennsylvania 15044 (hereinafter referred to as the "Common Stock").

                  Item 2. IDENTITY AND BACKGROUND.

                  ARMSTRONG UTILITIES, INC. is a Pennsylvania corporation. Its principal business is providing cable television services to locations in Maryland, Ohio, Pennsylvania, Kentucky and West Virginia. The address of its principal business is One Armstrong Place, Butler, Pennsylvania 16001. The executive officers and directors of Armstrong Utilities, Inc. are as follows:

                   Jay L. Sedwick        -     Chairman of the Board
                                               and Director
                   William C. Stewart    -     CEO and Director
                   Kirby J. Campbell     -     Executive Vice President,
                                               Treasurer and Director
                   Dru A. Sedwick        -     Senior Vice President, Secretary
                                               and Director

Armstrong Holdings, Inc., a Delaware corporation, owns 100% of the issued and outstanding capital stock of Armstrong Utilities, Inc. Information concerning the identity and background of the executive officers and directors of Armstrong Holdings, Inc. is set forth below in this Item 2 under the names of such persons.

                  ARMSTRONG HOLDINGS, INC. is a Delaware corporation. Its principal business is acting as a holding company. The address of its executive offices is One Armstrong Place, BUTLER, Pennsylvania 16001. The executive officers and directors of Armstrong Holdings, Inc. are as follows:

                  Jay L. Sedwick         -     Chairman and Director
                  William C. Stewart     -     Secretary and Director
                  Kirby J. Campbell      -     CEO, CFO, Treasurer and Director
                  Dru A. Sedwick         -     President and Director
                  Bryan Cipoletti        -     Vice President of Finance

Information concerning the identity and background of the executive officers and directors of Armstrong Holdings, Inc. is set forth below in this Item 2 under the names of such persons.

                  JAY L. SEDWICK AND LINDA L. SEDWICK, husband and wife, are citizens of the United States whose business address is one Armstrong Place, Butler, Pennsylvania 16001. Jay L. Sedwick's present principal occupation or employment is Chairman of the Board and Director of Armstrong Utilities, Inc. and Armstrong Holdings, Inc. Linda L. Sedwick's present principal occupation or employment is housewife.

                  KIRBY J. CAMPBELL AND ELLEN KAYE CAMPBELL, husband and wife, are citizens of the United States whose business address is One Armstrong PLACE, Butler, Pennsylvania 16001. Mr. Campbell's present principal occupation or employment is Chief Executive Officer, Chief Financial Officer, Treasurer and Director of Armstrong HOLDINGS, Inc. and of a group of affiliated companies. Mrs. CAMPBELL'S present principal occupation or employment is housewife.

                  WILLIAM C. STEWART AND GAY 0. STEWART, husband and wife, are citizens of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Mr. Stewart's present principal occupation or employment is Chief Executive Officer and Director of Armstrong Utilities, Inc. Mrs. Stewart's present principal occupation or employment is housewife.

                  DRU A. SEDWICK is a citizen of the United States whose business is One Armstrong PLACE, Butler, Pennsylvania 16001. His present principal occupation or employment is President and Director of Armstrong HOLDINGS, Inc. and Senior Vice President, Secretary and Director of Armstrong Holdings, Inc.

                  JUD D. STEWART is a citizen of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. His present principal occupation or employment is Vice President/Marketing of Armstrong Utilities, Inc.

                  SEDWICK FOUNDATION (the "Trust") was created by a Trust Agreement dated September 15, 1986. Jay L. Sedwick, William C. Stewart and Kirby J. Campbell, Trustees of the Trust, have voting and dispositive power over the shares of Common Stock owned by the Trust.

                  JAY L. SEDWICK, Jr. is a citizen of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. His present principal occupation or employment is student.

                  CYD K. JOHNSTON is a citizen of the United States whose business address is One Armstrong Place, BUTLER, Pennsylvania 16001. Her present principal occupation or employment is housewife.

                  JOY L. MOON is a citizen of the United States whose principal business address is One Armstrong Place, Butler, Pennsylvania 16001. Her present principal occupation or employment is housewife.

                  JUD L. SEDWICK FAMILY TRUST NO. 2 (the "Family Trust") was created by a Trust Agreement dated June 25, 1993. Jay L. Sedwick and Kirby J. Campbell, Trustees of the Family Trust, have voting and dispositive power over the shares of the Common Stock owned by the Family Trust.

                  KIM D. SEDWICK is a citizen of the United States whose principal business address is One Armstrong Place, Butler, Pennsylvania 16001. His present principal occupation or employment is Assistant Vice
President/Commercial Office of Armstrong Utilities, Inc.

                  SHARON L. SEDWICK is a citizen of the United States whose principal business address is One Armstrong Place, Butler, Pennsylvania 16001. Her present principal occupation or employment is housewife.

                  CITRUS ENTERPRISES, L.P. (the "Partnership") is a Delaware limited partnership. Jay L. Sedwick and Linda L. Sedwick are the general partners of the Partnership and they have the voting and dispositive power over the shares of the Common Stock owned by the Partnership.

                None of the above persons (hereinafter referred to collectively as the "Reporting Persons") has during the last five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil or administrative proceeding resulting in a judgment, decree or final order eni . oining future violations of, or prohibiting or mandating activities subject TO, federal or state securities laws or finding any violation with respect to such laws.

                  Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Since the filing of the Restatement to Schedule 13D relating to the Issuer, the source and amount of funds used in making the acquisitions of the Common Stock of the Issuer are as follows:

                  Kim D. and Sharon L. Sedwick purchased (i) 320 shares of the Common Stock on March 26, 1996 at $31.00 per share and (ii) 250 shares of the Common Stock on September 9, 1996 at $42.00 per share. The information in this paragraph relating to the Issuer's Common Stock reflects the Issuer's two-for-one stock split in May, 1996.

                  Item 4. PURPOSE OF TRANSACTION.  No other change.

                  Item 5. INTEREST IN SECURITIES OF THE ISSUER.

                  The aggregate number of shares and percentages of the outstanding Common Stock of the Issuer beneficially owned by each Reporting Person as of the date hereof is as follows:

                  ARMSTRONG UTILITIES, INC. beneficially owns 935,740 shares or 6.22% of the Common Stock outstanding. While the President and directors of Armstrong Utilities, Inc. are listed below as sharing voting and dispositive power over such shares, it is considered that Armstrong Utilities, Inc. has sole voting and dispositive power over such shares since the power shared by its President, directors and sole shareholder is identical with, rather than in addition to, the power possessed by Armstrong Utilities, Inc.

                  ARMSTRONG HOLDINGS, INC. beneficially owns 297,996 shares or 1.99% of the Common Stock outstanding. While the President and directors of Armstrong Holdings, Inc. are listed below as sharing voting and dispositive power over such shares, it is considered that Armstrong Holdings, Inc. has sole voting and dispositive power over such shares since the power shared by its President, directors and sole shareholder is identical with, rather than in addition to, the power possessed by Armstrong Holdings, Inc.

                  JAY L. SEDWICK AND LINDA L. SEDWICK share voting and dispositive power over 6,000 shares of Common Stock which they beneficially own as tenants by the entireties. As a director and Chairman of the Board of Armstrong Utilities, Inc., and of Armstrong Holdings, Inc., Jay L. Sedwick shares voting and dispositive power over 935,740 and 297,996 (1,233,736 total) shares of Common Stock owned by Armstrong Utilities, Inc. and Armstrong Holdings, INC., respectively. The 1,292,536 shares beneficially owned by Jay L. Sedwick and the 23,762 shares of Common Stock owned by Linda L. Sedwick represent 8.59% and 0.16%. respectively, of the Common Stock outstanding. Included in this number of shares is 34,638 shares of Common Stock held in the Sedwick Foundation over which Jay L. Sedwick, as a Trustee, has voting and dispositive power, 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Jay L. Sedwick, as a Trustee, has voting and dispositive power and 17,762 shares of Common Stock held in Citrus Enterprises, L.P. over which Jay L. Sedwick and Linda L. Sedwick, as the general partners, have voting and dispositive power.

                  KIRBY J. CAMPBELL AND ELLEN KAYE CAMPBELL share voting and dispositive power over 10,600 shares of Common Stock which they beneficially own as tenants by the entireties and, as a director and officer of Armstrong Utilities, Inc. and Armstrong Holdings, Inc., Kirby J. Campbell shares voting and dispositive power over 935,740 and 297,996 (1,233,736 total) shares of Common Stock of Armstrong Utilities, Inc., and Armstrong Holdings, Inc., respectively. The 1,279,374 shares beneficially owned by Kirby J. Campbell represents 8.51% of the Common Stock outstanding. Included in this number of shares is 34,638 shares of Common Stock held in the Sedwick Foundation over which Kirby J. CAMPBELL, as a Trustee, has voting and dispositive power and 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power.

                  WILLIAM C. STEWART AND GAY 0. STEWART share voting and dispositive power over 7,500 shares of Common Stock which they beneficially own as tenants by the entireties. Gay 0. Stewart beneficially owns 5,000 shares of Common Stock over which she has sole voting and dispositive power. As a director and Chief Executive Officer of Armstrong Utilities, Inc. and as a director and Secretary of Armstrong Holdings, Inc., William C. Stewart shares voting and dispositive power over 935,740 and 297,996 (1,233,736 total) shares of Common Stock of Armstrong Utilities, Inc. and Armstrong Holdings, Inc., respectively. The 1,275,874 shares beneficially owned by William C. Stewart and the 5,000 shares beneficially owned by Gay 0. Stewart represent 8.48% and less than .1%, respectively, of the Common Stock outstanding. Included in this number of shares is 34,638 shares of Common Stock held in the Sedwick Foundation over which William C. Stewart, as a Trustee, has voting and dispositive power.

                  JUD D. STEWART beneficially owns 200 shares of Common Stock over which he has sole voting and dispositive power. The 200 shares beneficially owned by Jud D. Stewart represent less than 0.1% of the Common Stock outstanding.

                  SEDWICK FOUNDATION (the "Trust") beneficially owns 34,638 shares of Common Stock over which Jay L. Sedwick, William C. Stewart and Kirby
J. Campbell, as Trustees, have voting and dispositive power. These shares were gifted to the Trust by Jay L. Sedwick and Linda Sedwick. The 34,638 shares beneficially owned by the Trust represent 0.23% of the Common Stock outstanding.

                  DRU A. SEDWICK beneficially owns 1,250 shares of Common Stock over which he has sole voting and dispositive power. As a director and President of Armstrong Holdings, Inc. and as an officer and director of Armstrong Utilities, Inc., Dru A Sedwick shares voting and dispositive power over 935,740 and 297,996 (1,233,736 total) shares of Common Stock of Armstrong Utilities, Inc. and Armstrong Holdings, Inc., respectively. The 1,234,986 shares beneficially owned by Dru A Sedwick represents 8.21% of the Common Stock outstanding.

                  JAY L. SEDWICK, Jr. beneficially owns 1,000 shares of Common Stock over which he has sole voting and dispositive power.

The 1,000 shares beneficially owned by Jay L. Sedwick Jr. represent less than 0.1% of the Common Stock outstanding.

                  CYD K. JOHNSTON beneficially owns 1,250 shares of Common Stock over which she has sole voting and dispositive power. The 1,250 shares beneficially owned by Cyd K. Johnston represent less than 0.1% of the Common Stock outstanding.

                  JOY L. MOON beneficially owns 1,250 shares of Common Stock over which she has sole voting and dispositive power. The 1,250 shares beneficially owned by Joy L. Moon represent less than 0.1% of the Common Stock outstanding.

                  JUD L. SEDWICK FAMILY TRUST NO. 2 (the "Family Trust") beneficially owns 400 shares of Common Stock over which Jay L. Sedwick and Kirby J. Campbell, as Trustees, have voting and dispositive power. The 400 shares beneficially owned by the Family Trust represent less than 0.1% of the Common Stock outstanding.

                  KIM D. SEDWICK AND SHARON L. SEDWICK share voting and dispositive power over 570 shares of Common Stock which they beneficially own as tenants by the entireties. The 570 shares beneficially owned by Kim D. Sedwick and Sharon L. Sedwick represent less than 0.1% of the Common Stock outstanding.

                  CITRUS ENTERPRISES, L.P. (the "Partnership") beneficially owns 17,762 shares of Common Stock over which Jay L. Sedwick and Linda L. Sedwick, as the general partners, have voting and dispositive power. The 17,762 shares beneficially owned by the Partnership represent 0.12% of the Common Stock outstanding.

                  No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock listed above except the Reporting Persons listed above as the beneficial owners of such shares.

                  Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No other change.

                  Item 7. MATERIAL TO BE FILED AS EXHIBITS.

                  The agreement of the Reporting Persons, who have previously reported holdings of the Common Stock, that this statement is filed on behalf of each of them is incorporated by ref ' erence under the caption "Signatures" on page 27 of Amendment No. I to Schedule 13D. on page 27 of Amendment No. 2 to
Schedule 13D and on page 16 of Amendment No. 3 to Schedule 13D relating to the Issuer.

                The Schedule 13D of the Reporting Persons, in restated form incorporating the original Schedule 13D and all amendments thereto was filed as Exhibit 7.1 to Amendment No. 10 as required by Rule 101(a)(2)(ii) of Regulation S-T.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, that I have no reason to believe that the information herein concerning the other persons is inaccurate and that I agree that this statement is to be filed on behalf of each of the persons, including myself.

Date: July 31, 1997                   /s/ JAY L. SEDWICK
                                      -------------------------
                                      JAY L. SEDWICK, for himself, as Trustee of
                                      the Sedwick Foundation, and as
                                      Attorney-in-Fact and under Power of
                                      Attorney for Linda L.  Sedwick, Kirby J.
                                      Campbell, Ellen Kaye Campbell, William C.
                                      Stewart, Gay 0. Stewart, Jud D. Stewart,
                                      Dru A. Sedwick, Jay L. Sedwick, Jr., Cyd
                                      K. Johnston, Joy L. Moon, Kim D. Sedwick,
                                      and Sharon L. Sedwick

                                      ARMSTRONG HOLDINGS, INC.

                                      By:  /s/ JAY L. SEDWICK
                                          --------------------------------
                                      Title: Chairman of the Board


                                      JUD L. SEDWICK FAMILY TRUST NO. 2

                                      By:  /s/ JAY L. SEDWICK
                                          --------------------------------
                                      Title: Trustee

                                      By:  /s/ KIRBY J. CAMPBELL
                                          --------------------------------
                                      Title: Trustee


                                      CITRUS ENTERPRISES, L.P.

                                      By:  /s/ JAY L. SEDWICK
                                          --------------------------------
                                      Title: General Partner

                                      By:  /s/ LINDA L. SEDWICK
                                          --------------------------------
                                      Title: General Partner


                                       27